December 18, 2015

BY EDGAR AND COURIER

Ms. Sonia Gupta Barros

Ms. Sara von Althann

Mr. Mark Rakip

Mr. Eric McPhee

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Re:	MedEquities Realty Trust, Inc.
Registration Statement on Form S-11
Filed August 20, 2015
File No. 333-206490

Dear Ms. Barros and Ms. von Althann and Messrs. Rakip and McPhee:

This letter is submitted on behalf of MedEquities Realty Trust, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 2, 2015 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-11, which was filed on August 20, 2015 (“Registration Statement”). The Company is concurrently filing via EDGAR today Amendment No. 1 to the Registration Statement on Form S-11 (“Amendment No. 1”), which includes changes to the Registration Statement in response to the Staff’s comments, as well as other changes. We have enclosed with this letter a marked copy of Amendment No. 1, which reflects all changes to the Registration Statement.

For your convenience, the Staff’s comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following the comments. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses below refer to Amendment No. 1. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.

General

1.	Your response dated April 24, 2015 indicated that you would provide any significant tenant financial statements for tenants representing a significant tenant concentration. Further, it would appear that your acquisition of the Texas SNF Portfolio would cause GreunePoint[e] to be a significant tenant. Please advise.

Response to Comment No. 1

In response to the Staff’s comment and consistent with Section 2340 of the Division of Corporation Finance Financial Reporting Manual, the Company has included in Amendment No. 1 the financial statements of GruenePointe Holdings, LLC, which is the guarantor of the master lease for the Texas SNF Portfolio and the parent of the tenants that lease the properties in the Texas SNF Portfolio.

Distribution Policy, page 64

2.	Please revise your narrative disclosure in this section to summarize any cash items that may occur in next 12 months which are excluded from the table, such as cash for acquisitions, including potential earn-out payments.

Response to Comment No. 2

In response to the Staff’s comment, the Company has added disclosure on page 62 to summarize cash items that may occur in the next 12 months and that are excluded from the table on page 64.

3.	We have reviewed your response to comment 3. Please revise your calculation of Estimated cash available for distribution to include an adjustment for the $3.4 million payable to the seller/tenant to fund ongoing renovations prior to October 31, 2015.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the estimated cash available for distribution to include an adjustment for the $2.7 million that was paid to the seller/tenant of Kentfield Rehabilitation and Specialty Hospital on October 1, 2015 and November 2, 2015. As of November 2, 2015, the entire $7.0 million had been advanced to the seller/tenant.

Contractual Obligations, page 86

4.	We note that you have earn-outs that may be paid related to two separate properties acquired or to be acquired. To the extent you can reasonably estimate the amount and/or timing of the earn-out payments for which you may be obligated, please amend to provide such disclosure herein.

Response to Comment No. 4

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the contractual obligations table as of June 30, 2015 included in the Registration Statement did not include disclosure related to the earn-outs for Kearny Mesa and Vibra Rehabilitation Hospital of Amarillo because purchase agreements for those acquisitions were not entered into until after June 30, 2015. For the contractual obligations table as of September 30, 2015 included in Amendment No. 1, the Company has included the $10.0 million earn-out for Kearny Mesa, which the Company expects to pay in full by the first quarter of 2017. Subsequent to filing the Registration Statement on August 20, 2015, the purchase agreement for Vibra Rehabilitation Hospital of Amarillo was amended to remove the earn-out provision; therefore, there is no disclosure regarding such earn-out in the contractual obligations table in Amendment No. 1.

Our Tenants, page 105

5.	We note your disclosure of net revenues for your top tenants for the fiscal year ended 12/31/2014 and the six months ended 6/30/2015. Please balance this disclosure with disclosure on the amount of net income/loss generated by the tenants for the respective periods.

Response to Comment No. 5

In response to the Staff’s comment, the Company has added disclosure on pages 104 and 105 to provide the net income/loss generated by the tenants for the year ended December 31, 2014 and the nine months ended September 30, 2015.

Material Provisions of Maryland Law and of Our Charter and Bylaws

Indemnification and Limitation of Directors’ and Officers’ Liability, page 174

6.	We note your disclosure on page 175 that states, “Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served our Predecessor in any of the capacities described above and to any employee or agent of our company or our Predecessor.” However, elsewhere you state that you had no predecessor entity. Please revise your disclosure so that it is consistent.

Response to Comment No. 6

In response to the Staff’s comment, the Company has removed the disclosure on page 172 regarding the predecessor entity because the Company does not have a predecessor.

Historical Financial Statements

Consolidated Statements of Operations for the three and six months ended June 30, 2015, page F-13

7.	Please tell us how your current presentation, which appears to omit disclosure regarding your earnings per share, complies with paragraph 1.b of ASC 270-10-50.

Response to Comment No. 7

In response to the Staff’s comment, the Company has included disclosure regarding earnings per share for the three and nine months ended September 30, 2015.

The Company respectfully believes that the proposed modifications to the Registration Statement made in Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1554.

Sincerely,

/s/ David P. Slotkin
David P. Slotkin

cc:	John W. McRoberts
William C. Harlan Jeffery C. Walraven
MedEquities Realty Trust, Inc.
Jay L. Bernstein
Jacob A. Farquharson
Clifford Chance US LLP
Andrew P. Campbell
Morrison & Foerster LLP

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